AM 3/12/2004

VR 3-12-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002924

RECEIVED MAR - 1 2004 PROCESSING SECTION 158 DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Equity Group, Incorporated

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 North Arlington Heights Road
(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Yarosz — 847-342-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

AA 3.25.04

OATH OR AFFIRMATION

I, Robert D. Yarosz, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of World Equity Group, Incorporated, as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Robert D. Yarosz
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

World Equity Group, Incorporated

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

World Equity Group, Incorporated
Table of Contents
December 31, 2003

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 5

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
World Equity Group, Incorporated

We have audited the accompanying statement of financial condition of World Equity Group, Incorporated as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Incorporated as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 20, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

World Equity Group, Incorporated
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	216,253
Receivable from and deposit with clearing broker		81,017
Commissions receivable		176,966
Equipment, furniture and leasehold improvements, net		38,467
Other assets		86,436
Total assets	$	599,139

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	82,844
Commissions payable		275,052
Total liabilities		357,896
Stockholders' equity		
Common stock		1,038
Additional paid-in capital		122,850
Retained earnings		117,355
Total stockholders' equity		241,243
Total liabilities and stockholders' equity	$	599,139

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—World Equity Group, Incorporated (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the midwest region of the United States. Customer transactions are cleared through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

Income Recognition—Customers' securities transactions and the related commission income and expense are recorded on trade date.

Advertising—The Company expenses the cost of advertising and marketing as the costs are incurred.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain expense items for income tax and financial accounting purposes, primarily officers' compensation.

Note 2 Receivable from and Deposits with Clearing Broker

The receivable from clearing broker represents amounts due for commissions earned and cash on deposit of $56,017 and $25,000, respectively.

Note 3 Equipment, Furniture and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over their useful life.

Furniture, equipment and leasehold improvements at December 31, 2003 consist of:

Equipment	$ 105,344
Furniture and fixtures	32,283
Leasehold improvements	44,231
	181,858
Accumulated depreciation	(143,391)
	$ 38,467

Note 4 Commitment and Contingencies

The Company has a lease from a party related through common ownership for office space that expires February 28, 2007. Minimum annual rentals are as follows:

2004	$ 62,904
2005	64,994
2006	67,592
2007	11,338
	$ 206,828

In addition, the Company rents additional office space on a monthly basis, and receives reimbursement for certain operating expenses from another party related through common ownership.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 5 Related-Party Transactions

The Company refers customers to an investment management affiliate. The Company earns referral fees from this affiliate.

Note 6 Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to four percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. $10,226 is included in accounts payable and accrued expenses for unpaid contributions.

Note 7 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6 2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $118,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Board of Directors of
World Equity Group, Incorporated

In planning and performing our audit of the financial statements of World Equity Group, Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ottosen, Melvin and Glasser LLP

Chicago, Illinois
February 20, 2004